Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated February 3, 2014

North America Structured Investments

15 month Return Notes linked to the J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD)

J.P.Morgan

Overview

The J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD) (the "strategy") seeks to monetize any positive difference (or "carry") between implied and realized volatility of the S&P 500 through short variance swap exposure (the "variance component"), while mitigating potential drawdowns of high volatility markets through the initiation of long VIX futures contracts (the "futures component").

The variance component: on a daily basis, the strategy renews and compares the 20-day average implied volatility to 5-day realized volatility for the S&P500. If the carry, the difference between implied and realized volatility, is positive, the Strategy will synthetically sell 30-calendar day variance swaps on the S&P 500, otherwise no additional exposure is added. If implied volatility is less than or equal to realized volatility no additional variance swaps will be synthetically sold.

The futures component: the strategy renews and compares the index level to the rolling weighted average price of VIX futures with a maturity of 1-month less than the maturity of VIX futures contracts in the synthetic long position. If the VIX spot is greater than or equal to the rolling weighted average piece of those VIX futures for 3 consecutive days, the Strategy initiates a synthetic long VIX futures position in 25% increments. If the VIX level is less than the rolling weighted average price for the 3 consecutive days exposure to the synthetic long position will be decreased by 25% (subject to a minimum exposure of 0%).

See "The J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD)" in the accompanying term sheet for additional information about the Index.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	J.P. Morgan Volemont Strategy – U.S. Equity (Series 1) (USD)
Underlying Ticker:	JPVOLUSA
Payment at Maturity:	Per note, $1,000 x (1 + Index Return)
Maximum Return:	n/a
Index Return:	On the Final Valuation Date, (Ending Index Level– Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date
Inception Date:	February 25, 2014
Ending Averaging Dates:	May 19, 2015; May 20, 2015; May 21, 2015; May 22, 2015, and May 26, 2015 (the "Final Valuation Date")
Maturity Date:	May 29, 2015
CUSIP	48126N3A3
Ending Index Level:	The index level on the Final Valuation Date
Preliminary Term Sheet:	http://sp.jpmorgan.com/document/cusip/48126N3A3/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which will be lower than the price you paid for the notes, please see the hyperlink above.

Return Profile

At maturity, you will receive a cash payment of $1,000 x (1 + Index Return) per $1000 note.

** The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical Returns**

Index Return	Note Return	Payment at Maturity
80.00%	80.00%	$1,800.00
50.00%	50.00%	$1,500.00
30.00%	30.00%	$1,300.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	-10.00%	$900.00
-30.00%	-30.00%	$700.00
-50.00%	-50.00%	$500.00
-100.00%	-100.00%	$0.00

Fees and Adjustments

Index fee: on each day, the calculation of the Index reflects the deduction of an adjustment factor of 0.75% per annum.

Index adjustment: once each month, if the Futures Component is activated, the calculation of the Index will reflect a deduction, which we refer to as the "monthly rebalancing adjustment amount," that approximates VIX futures slippage costs associated with adjusting the weight attributed to the Futures Component in the Index.

Futures Component adjustment: on each day, if the Futures Component is activated, the calculation of the Futures Component will reflect a deduction, which we refer to as the "daily rebalancing adjustment amount," that approximates VIX futures slippage costs (explained in purchase considerations) associated with rolling the VIX futures contracts underlying the Futures Component.

Variance Component adjustment: on each relevant day, the strike level of any synthetic variance swap initiated under the Variance Component will reflect the level of the VIX Index on that day less a strike adjustment, which is intended to approximate transaction costs, including bid-ask spreads and slippage costs.

The "monthly rebalancing adjustment amount" is determined by applying a factor of between 0.20% and 0.50% per month (depending on the level of the VIX Index) to the aggregate notional amount of each of the VIX futures contracts hypothetically traded as the result of a change in the weight of the Futures Component in connection with the monthly reweighting. The "daily rebalancing adjustment amount" is determined by applying a futures rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) to both (a) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (b) the amount of the change, if any, in the level of the exposure to the synthetic long position in the relevant VIX futures contracts.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

15 month Return Notes linked to the J.P. Morgan Volemont Strategy -- U.S. Equity
(Series 1) (USD)

Selected Purchase Considerations

[] Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, linked to the Index (which will reflect fees and deductions).

[] The Index closing level reflect four types of fees and adjustments as discounted in the previous page and in greater detail in the term sheet and underlying supplement.

[] Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

[] The risks identified below are not exhaustive. Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and
"Selected Risk Considerations" to the applicable term sheet for additional information.

[] The averaging convention used to calculate the ending index level could limit returns.

[] Your investment in the notes may result in a loss. The return on your initial investment will reflect the deduction of four types of fees and deductions from the level of the index. If the Index declines by 100% from its initial level at maturity, you would lose all of your principal. There are no interest payment on the notes.

[] Payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

[] You may receive less than your initial investment due to the fees and adjustments deducted from the level of the index.

[] Our affiliate, J.P. Morgan Securities plc, is the index calculation agent and
Index Sponsor and may adjust the Index in a way that affects its level and adversely affect your interests.

[] The Index has a limited operating history. Hypothetical back-tested data related to the Index does not represent actual historical data and are subject to inherent limitations. The strategy reflected in the Index may not be successful.

[] Notes that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors. You should actively manage your investment in the notes.

[] The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.

[] The Index level may not increase even when the synthetic long position or the synthetic short position, when activated, generates a positive return.

[] You may lose some or all of your principal at maturity because there are no limits on losses related to the short position embedded in the Index.

Selected Risks (continued)

[] JPMS's estimated value does not represent future values and may differ from others' estimates.

[] The notes' value in customer account statements may be higher than JPMS's current estimated value for a limited time period.

[] The determination of the strike levels as part of the calculation of the variance component includes a downward adjustment that will adversely affect the level of the variance component.

[] An increase in the realized volatility of the SPX index may have a substantial adverse effect on the level of the variance component.

[] The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the futures component over time.

[] The returns on the synthetic variance swaps underlying the variance component are non-linear, which may have an adverse effect on the level of the variance component.

[] The variance component may be un-invested at any time -- under these circumstances the index fee will continue to be deducted from the level of the index, even though there is no exposure to synthetic variance swamps.

[] The futures component is likely to be un-invested -- under these circumstances the index fee will continue to be deducted from the level of the index, even though there is no exposure to VIX futures contracts.

[] Due to the time lag inherent in the futures component, the long return exposure may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the futures component is based to be successful.

[] Potential conflicts: We and our affiliates play a variety of roles in connection with the notes, including acting as a note calculation agent, index calculation agent, index sponsor, as agent for the note offering, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes decline.

[] Lack of liquidity: The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, any applicable underlying supplement and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan
Structured Investments | 1 800 535 9248 |
jpm_structured_investments@jpmorgan.com